MASS  MEGAWATTS  POWER,  INC.
--------------------------------------------------------------------------------
                                 11  MAPLE  AVENUE
                              Shrewsbury,  MA  01545
                     PHONE:  508-751-5432/  FAX:  508-842-1586

September 14, 2001

VIA  FAX  202-942-9516
United States Securities and Exchange Commission
Washington  D.C.     20549

Re:   Form  SB-2
      File  No.  333-68374
      Filed  August 24, 2001

      Form  SB-2/A
      File  No.  333-68374
      Filed  August 29, 2001

      Form  SB-2/A
      File  No.  333-68374
      Filed  August 30, 2001

Dear  Sir or Madam:

Please  consider  this  our notification of withdrawal of the above Registration
Statement  and  its  related  amendments  under  SEC Rule 477.     Please  note:

1. The Registration Statement and its related amendments being withdrawn is as follows:

        Mass  Megawatts  Power,  Inc.
        Registration  Statement  on  Form  SB-2
        Filed  August  24,  2001
        File  No.  333-68374

        Mass  Megawatts  Power,  Inc.
        Registration  Statement  on  Form  SB-2/A
        Filed  August  29,  2001
        File  No.  333-68374

        Mass  Megawatts  Power,  Inc.
        Registration  Statement  on  Form  SB-2/A
        Filed  August  30,  2001
        File  No.  333-68374


2.   The reason for the withdrawal is as follows:

Mass Megawatts Power, Inc. desires to complete the NASDR Form 211 process for listing on the Over the Counter Bulletin Board before registering any additional shares under the Securities Act of 1933. Since Mass Megawatts Power, Inc. does not need additional financing at the current time, we believe the priority of completing the said Form 211 process is a fiduciary responsibility to its shareholders. As part of that responsibility, we cannot have any current filings subject to review if Mass Megawatts desires to aid the completion of the said Form 211 process in a timely manner.

3. No sale of securities occurred under the Registration Statement and its related amendments being withdrawn.

4. Our Company may undertake a subsequent private offering in reliance on Rule 155(c).


Sincerely  yours,

/s/  Jonathan  Ricker
Jonathan  Ricker
President

September 14, 2001